Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-149316 on Form S-8 of our report dated September 20, 2016, relating to the consolidated financial statements and the related financial statement schedule of VisionChina Media Inc. and its subsidiaries and variable interest entities (collectively, the "Group") (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the substantial doubt about the Group’s ability to continue as a going concern and an explanatory paragraph regarding the retrospective adjustments to reflect discontinued operations), appearing in the annual report on Form 20-F of VisionChina Media Inc. for the year ended December 31, 2015.

/s/ Deloitte Touche Tohmatsu

Hong Kong

September 20, 2016